EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.0001 per share, of Liquid Holdings Group, Inc. dated August 12, 2013 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 12, 2013

Douglas Von Allmen

D&L Management Corp.

D&L Partners, L.P.

VA Family, LLC

Von Allmen Partners, L.P.

NGNG, Inc.

By:	/s/ Douglas Von Allmen
Douglas Von Allmen, for himself; as the Controlling Shareholder of D&L Management (for itself and as General Partner of D&L Partners); as the Manager of VA Family (for itself and as General Partner of VA Partners); and as the Controlling Shareholder of NGNG

Linda Von Allmen

Von Allmen Dynasty Trust

By:	/s/ Linda Von Allmen
Linda Von Allmen, for herself and as Trustee of the Trust